# FORM 1-A/A

**REGULATION 'A' OFFERING STATEMENT**
UNDER THE SECURITIES ACT OF 1933

24-10091

**Wirewing Inc.**



*Principal Executive Office*
2979 Barley Mill Road
Yorklyn, Delaware 19736
800-223-3928

*Service Agent*
Robert L Cole
4533 Draper Avenue
Montreal, Quebec, Canada H4A 2P5
514-999-0882

**Primary Standard Industrial Classification Code Number**
6794-4



**I.R.S. Employer Identification Number**
98-0474482

## PART I - NOTIFICATION

### ITEM 1
**Significant Parties Directors / Officers - Residential and Business Addresses**

**Robert L Cole**
4533 Draper Avenue, Montreal, Quebec, Canada, H4A 2P5

**Jan Cloetta**
25 Claremont Avenue, Pointe Claire, Quebec, Canada, H9S 5C6

**Desmond Morley**
118 Broadway Street, Woodstock, New Brunswick, Canada, E7M 1C1

**Douglas Lloyd**
158 Hillcrest Avenue, Lachine, Quebec, Canada, H8R 1J4

**Beneficial owners (5 % or more of equity securities)**

Robert L. Cole
Jan Cloetta
Douglas Lloyd
Desmond Morley

**Underwriter**

**Underwriter's Director Underwriter's Officers**

**Underwriter's General Partners Counsel (to the underwriter)**

There is no Underwriter with respect to this IPO offering.

**Promoters and Affiliates**

There are no promoters or affiliates to the issuer Wirewing Inc.

**Council**

Mr. Desmond Morley
118 Broadway Street
Woodstock, New Brunswick, Canada, E7M 1C1

## ITEM 2.

## Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

## ITEM 3.

## Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

## ITEM 4.

## Jurisdictions in Which Securities Are to be Offered

(a) There are no jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

(b) The following is a list of the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen. This offering will initially be registered :

In the **United States of America** : State of New York.

and; in **Canada** ; Province of Quebec.

Jurisdictions will be added upon investor request. Ownership of Company shares in this IPO have to be registered in the investors State or Province of residency. If other jurisdictions are added an amendment will be filed with the commission.

Wirewing Inc. will sell this offering to selected investors and venture capitalists through several bulletin boards. Wirewing Inc. will also solicit buyers for its securities through its web site and approach individual investors through associated industry trade magazines.

**ITEM 5.**

**Unregistered Securities Issued or Sold Within One Year**

There have been no unregistered securities issued by Wirewing Inc.; or any of its predecessors or affiliated issuers, prior to the filing of this Form 1-A.

**ITEM 6.**

**Other Present or Proposed Offerings**

There are no other present offerings related to Wirewing Inc. Another offering will be planned to take place within a 12 to 18 month time frame. We intend that offering to be based on the Technology Package developed from the current Wirewing offering; and intend to place Wirewing Inc. on a NASDAQ or equivalent exchange.

**ITEM 7.**

**Marketing Arrangements**

There is no arrangement known to the issuer or to any person named in response to Item 1 above; for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. There is no identified underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority.

**ITEM 8.**

**Relationship with Issuer of Experts Named in Offering Statement**

There is no expert named in the offering statement as having prepared or certified any part thereof; or, was employed for such purpose on a contingent basis; or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

**ITEM 9.**

**Use of a Solicitation of Interest Document**

A 'Press Release', along with related data, has been included as an attached package to this offering. A web site, www.wirewing.com, will be displayed on the internet with a request form for an electronic or paper copy of the Form 1A Document. This Offering Document will be offered to a preselected list of Venture Capitalists with an interest in Nutriceuticals.

**OFFERING CIRCULAR - WIREWING INC.**

Type of securities offered: **Common Shares**
Maximum number of securities offered : **720,000**
Minimum number of securities offered : **360,000**

Price per security: **$ 5.00 U.S.**

Total proceeds if maximum sold : **$ 3,600,000 U.S.**
If minimum sold : **$ 1,800,000 U.S.**
Expiration date for this offering : **September 1, 2006**

There is no commissioned selling agent for the securities for this IPO offering. There is no finder's fee or similar payment to any person. The President and CEO, Mr. Robert Cole, has prepared the documentation and Wirewing Inc. will issue 2,880,000 shares, of which 720,000 shares will be sold for this offering. There is an escrow of proceeds until the minimum sale ($1,800,000) is obtained. This offering is not limited to members of a special group, such as employees of Wirewing Inc. or individuals.

**Transfer of these securities are not restricted**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

**Wirewing Inc.** is a development stage company.
This offering will be registered for sale in the following jurisdiction(s) :

| State / Province | State File No. |
|---|---|
| New York | |
| Quebec | |

## TABLE OF CONTENTS



THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY Wirewing Inc. CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements, consists of a total of 59 pages.

## COMPANY

**Wirewing Inc.**
Incorporated under the Laws of Delaware, May 12th, 2003
2979 Barley Mill Road
City of Yorklyn, County of New Castle
Delaware, U.S.A., 19736

Fiscal year end: March 31st.
Contact Person: Robert L Cole (514) 999-0882 or rlcole@wirewing.com

## RISK FACTORS

In the order of importance, the management of Wirewing Inc. considers the following to be the Risk Factors in view of all the facts and circumstances:

**1. Failure of our Nutriceutical Products to gain a Market**
Material risk to your investment is tied to 3 Main Assumptions. The first involves Management's assumption that the Product produced (Bulk Barley Grass) can be Processed and successfully marketed to Major Nutriceutical Labels. The major portion of funding raised through this Offering will be invested into the production equipment or the initial Pilot Plant. Should the Market for its product fail due to competition, market collapse or product rejection, the Pilot Plant could be forced into closure.

**2. Equipment or Process Failure**
Material risk is also tied to failure of the Process Equipment to perform. Management has as its core strength a wealth of experience in Product and Process Development. This 'Barley Grass Growing and Freeze Drying Process' has been designed in a Modular fashion, using existing technologies from established Manufacturers. Should the Process fail to perform or should the Equipment fail in one or several areas, the project could not financially support continual shutdowns.

**3. Failures or Restrictive Delays during Start up and Initial Operation**
As a Sub Contracted Manufacturing effort, Wirewing Inc. will depend on its Management to develop the Specifications for each part of the plant and organize the Assembly, Start up and Operation of the Pilot Plant Facility. Should the coordination suffer through bad Management practices and the Pilot Plant isn't producing at a steady rate, Product Sales will be effected and the Pilot Plant could risk closure.

**4. No Assurance of Market for Shares**
By changing the focus of the Product produced from Process Equipment to a definable Food and Nutriceutical Product we can better define a Market for our Shares. This new offer will target Nutriceutical Venture Capital in an effort to define a Market Segment for our securities.

## BUSINESS AND PROPERTIES

Wirewing Inc. is a new Process Development company with plans to build and operate a new Nutriceutical Pilot Plant.

This new Pilot Plant will be capable of :

1) producing a new Freeze Dried Nutriceutical Barley Grass Product

2) and demonstrate a new Barley Production Process and a Freeze Drying Process that can be licensed for market manufacture and distribution.

**3a. Barley Grass Product**

**Freeze Dried Nutriceutical Barley** is a popular Nutriceutical Product retailing at up to $280.00 per pound in Europe. Used for its benefits as a natural digestive additive, it is a much prescribed homeopathic supplement seen as an ever increasing additive in a variety of mainstream Processed Foods.

Freeze Dried Barley Grass is usually made from fresh cut 7 day old barley leaf. Our Pilot Plant is designed to produce 12,000 lbs. of Barley Grass each day. Grown in trays with its root structure in place, the Barley Grass leaf, when cut from the roots, weights 3,600 lbs. When finished the Freeze Dry Process, the final Barley Grass Nutriceutical weights close to 1,000 lbs.

Close to 360,000 lbs. per year of enzyme rich, Freeze Dried Barley.

Our Freeze Dried Barley Grass can be a fully organic product (when grown from organic Barley seed) grown with only purified water and electronically cleaned air with no nutrient additives. Depending on the end product required, the process can use barley or wheat grain, to produce an enzyme rich, bacteria free, freeze dried product.

**As a Liquid Juice and Animal Feed Additive.** The Pilot Plant will also be capable of producing a Fresh Liquid Barley by liquifying either the total plant with the root structure or the separated Green Barley Leaf only. The Pilot Plant is capable of producing 4,800 liters or 1,200 gallons per day of liquid product. Fresh Barley Grass Juice is becoming a popular beverage in West Coast urban centers. This juice is usually produced from the Green Barley Grass Leaf and is often mixed with other juices to produce a fresh, high digestive enzyme drink.

**As an Animal Feed Supplement.** The Pilot Plant, before any processing, produces a Fresh Barley Grass Product used as an animal feed supplement. The product has been proven to reduce farm animal feed consumption by 40% to 60 % by substituting a 25 to 33% daily ration of fresh barley grass with a 66 to 75% of hay ration.

This type of enzyme rich feeding has a proven to produce healthier, more productive livestock. In cooperation with an area horse breeder and an established dairy operator, the Pilot Plant could supply a Fresh Dietary Supplement and gather detailed information to support both economic and health claims.

Compiled with the Pilot Plant operational data, this will provide a clear and accurate analysis of the advantages and costs of this animal feed alternative and provide the data necessary to make future process application feasible.

Liquid Barley Grass produced from the Green Leaf and Seed Pod Root Structure - the whole plant - can be custom Bulk Blended to form a Liquid Animal Feed, which the Pilot Plant will test trial with an established area Poultry or Pig Producer with a Liquid feeding system installed. Again, data from such a trial could provide an accurate analysis of the costs and advantages of a Liquid Feed Operation.

**3b. Planned Production**

Wirewing Inc. owns the rights to U.S. Patent No. 6,578,319 for the Barley Grass Platform. A complete set of working drawings and a detailed specification parts list has been produced.

A core team of Designers will detail and specify the Pilot Plant Equipment. A custom designed plant will be manufactured in modules by experienced Specialty Manufacturers and assembled by an expanded Design Team of 6 to 8 contracted equipment installation specialists.

The Nutriceutical Barley Facility design would be finalized by the fall of 2006 and manufactured for an early 2007 start up producing 6 tons of nutriceutical grade Fresh Barley Grass per day.

The **Nutriceutical Pilot Plant** is both a Barley Production Plant and a Bulk Processing Facility comprised of three (3) Modular Sections :

**3b.1. Barley Production Platform.** Our design of the new Production Platform shows an uncomplicated, yet high tech, modular 'Food Factory'; originally designed to fit the profile of a 53 foot trailer. A machine in this format is capable of sprouting and growing a ton (2,000 lbs.) of fresh barley grass each day.

Our new Nutriceutical Plant has essentially 6 of these modular platforms placed together and capable of producing 6 tons (12,000 lbs.) of Fresh Barley Grass each day.

These sprouting machines are capable of growing a wide variety of seeds and grains including oats, wheat, alfalfa, salad herbs and lawn grasses to mention a few. The tray and racking system is designed to grow any seed capable of producing a feed grass in a 4 to 10 day cycle.

Barley Grass growing cycle (from seed to foot high grass) is 7 days. Each day 320 lbs of 'feed quality' barley seed is feed from a grain hopper into a germination tank for a 24 hour germination cycle. The germinated seed on the second day is scooped into 60 - 32" long by 1 foot wide growing trays and placed on an indexed racking system for 6 days until it is harvested on the 7th.

The end product is a Fresh Barley Grass in its own seed mat. No soil, no waste, no additives and no nutrients; just fresh barley grass.

**3b.2. Liquid Nitrogen Freeze Drying Process** is tailored to produce a high quality, freeze dried, Nutriceutical Barley.

Like the Barley Production Platform, the Liquid Nitrogen Freeze Drier is an essential process to the production of Nutriceutical Quality Barley.

Freeze drying is the method of removing water from produce by 'sublimation' - when water moves from a frozen state to a vapor state without passing through the liquid state.

Most current Freeze Drying processes are designed to shorten the Freeze Dry cycle by assisting sublimation. The product is artificially heated to increase the vapor - which is then vacuumed off - thus shortening the cycle time and overall process cost.

This method doesn't change the taste or overall performance of many products such as coffee or pharmaceuticals, but it has a detrimental effect on products that are produced for their enzyme content.

Using our background in building Liquid Nitrogen Applications (autoclaves and freezing tunnels) we have designed a Liquid Nitrogen Freeze Drier that doesn't operate using a heat cycle and doesn't destroy the valuable enzymes in Barley or Wheat Grasses. The process runs for 3 days instead of 1 to 2 days for the 'heat assisted' methods and produces a raw product with high end market appeal.

The Pilot Plant will also contain a **Liquid Nitrogen Generator** capable of fueling the new **Freeze Drying Process.**

**3b.3. Barley Processing Equipment** is contained in the third work area. This is the Barley Processing Room designed according to Government Food Processing Standards and containing the transfer and preparation tables necessary to handle 12,000 lbs. of Fresh Barley Grass daily.

The plant will also be capable of producing both a liquid product, and will have a Liquefaction unit and Stainless bulk storage.

The Processing Room will flow into both a cold room storage area for fresh product and a basic Food Analysis Laboratory.

We have designed the Pilot Plant in a Modular format using proven and available technologies.

Most of these modules will be supplied from major Specialty Manufacturers. In areas where before we proposed new or experimental equipment, we instead selected the latest in proven technology that won't delay or effect the construction and operation of the Nutriceutical Pilot Plant.

There still remains a strong interest in the manufacturing rights for the original Barley Grass Production Platform. By operating a successful Nutriceutical Production Facility, Wirewing can both negotiate Equipment Manufacturing and Distribution Agreements or choose other methods of expansion without having to depend on these agreements for a primary source of revenue.

**3 c. The Industry**

**Barley Grass** is produced as a specialty crop and sold in several formats for both the Specialty Produce and Nutriceutical Markets.

Initially, the new Barley Grass Product offered by the Pilot Plant will be in a Bulk Blended Liquid format only, with a faze in of a Freeze Dried Product Line. A 10% portion of the Plants daily production will go toward Feed Trials with selected Agricultural Institutes.

We plan to site the Pilot Plant in Northeast New York State. Our initial market concentration will be regional specialty Food Processors and national specialty Nutriceutical suppliers.

We will initially target specialty Juice Bottlers who supply the New York City and Boston areas. Initially, 90% of the our product will be directed into these markets.

Both the Liquid and Freeze Dried markets are steadily growing stronger, especially in geographical areas such as California, Europe and Japan. In California, both the market for Freeze Dried Barley as a Nutriceutical and the market for Fresh Barley Juice have steadily increased over the past 5 years.

The Freeze Dried Product has performed strong over a 20 year steady market growth. It stumbled over the last 5 years with an order from the FDA to only post Nutritional Analysis reflecting the final product.

The wide use of Freeze Drying technology that lowers enzyme counts, have many suppliers removing the Content labeling or finding new methods of production. One such new method that has been developed by a European Supplier is Air Drying and Vacuum Packing.

Their current internet price for Air Dried Barley Grass Supplement is : 71 grams - £ 19.00 or close to $240.00 per pound weight.

In the future, competition is expected to be based on price, bulk availability and better quality.

This market to date has been dominated by traditional agricultural techniques, flat grown in the field or in greenhouses. Barley Grass is a short rotation crop - 7 days - which means high man hour operation when working in a traditional, soil based system.

A Barley Seed only produces one 'high quality' blade of Barley Grass. If cut, the second growth supplies much less of the 'fresh digestive enzymes' for which the first blade is valued. Our growing system produces that first blade from a single seed in a 7 day continuous cycle.

This Barley Grass Growing Process - demonstrated by our compact Barley Grass Platform - produces a Product using less man hours and operational expense then a conventional land based operation.

The Pilot Plant is a 3 person operation; and, can produce, in one year, the equivalent of 1,800 Tons of Fresh Barley Grass. It would take the equivalent of 600 acres of prime farm land to produce the same crop. All this from a Pilot Plant in a 10,000 sq. ft. (1/5 of an acre) building.

The main area of competition for Food Crops in the future will be quality. Enzyme research, knowledge and identification has made great strides in the past 20 years.

The Pilot Plant will be equipped with a product sampling laboratory with emphasis on building a Product Standards Library that can benefit future Product and Enzyme Research. Barley Grass is known to carry some of the most beneficial enzymes available in a fresh plant.

By concentrating on growing, processing and delivering the highest quality product possible, with the highest enzyme count, we feel that the Pilot Plant can produce a high demand bulk product, sold at premium wholesale prices, with limited competition.

Our product is somewhat different from current offerings. Currently, no companies are producing a high quality Barley Grass - in bulk - for use as a Liquid Juice Additive or as an high quality Freeze Dried Nutriceutical.

**Current Market Pricing**

The Pilot Plant will produce two (2) Barley Grass Products prepared from Fresh Barley Leaf or a combination of the full growth including the soil less root structure.

The following estimates taken from internet pricing for North America and Europe. Of the following six (6) prices, only the 'retail' for Freeze Dried or Liquid are from market competitors. April 2006.

U.S. $ / LB

| | current retail | wholesale | bulk wholesale |
|---|---|---|---|
| Freeze Dried Barley (top quality nutriceutical) | 180.00 | 25 | 15 |

| | | | |
|---|---|---|---|
| U.S. $ / Gallon | | | |
| Liquified Barley | 45.00 | 25 | 20 |

Some European companies offer an air dried product and most European and North American suppliers have removed or revised their content labeling and don't claim enzyme counts that have been proven to be destroyed through ordinary Freeze Dry Methods.

There is no direct data or competition for Bulk Barley Grass Liquid and Fresh Barley Grass.

There isn't any direct competition for any of our products in the Bulk Wholesale Market. Current competition is mostly in the retail Freeze Dried Barley Supplement area. Companies such as Greens Plus and Dr. Hagiwara's Green Foods crowd the current Green supplement market.

Plans to Private Label our own Supplement Line or filling House Brand orders, will be studied as the Freeze Dried Process comes on line in the course of the first year operation.

Initially, instead of directly competing with companies on a retail level, we will concentrate on providing a superior bulk product to a small number of established Nutriceutical companies and established, innovative Juice Blending operations.

**Barley Grass Production Platforms**

We plan to market the Barley Platform to the **global agricultural industry** as a reliable, one man-hour per day, feed production platform. A new and important agribusiness tool, capable of producing a Ton of fresh Barley Grass per day and complimenting the farm tractor, combine and grain storage equipment market.

The trend in agriculture animal management has been toward both the use of automated processes (feeding, milking) and the market opportunity in new animal grain feeding techniques.

Wirewing has designed its platform to operate with minimal service and maintenance. Simplicity of design, high quality sub system manufacturing and quality materials mark our product goals. The platform is designed to operate continually with low maintenance over a typical 10 year industrial lease.

The Barley Grass Production Platform won't be offered as a product during the first year of operation. Wirewing plans an expansion into equipment sales during the second year of operation. We plan to refine our capital cost estimates and operational maintenance data from operating the Pilot Plant.

### 3 d. Marketing Strategies

**Freeze Dried Barley Nutritional Supplement & Bulk Liquid Barley Juice**

The Pilot Plant will, over the course of construction, develop a team from current management and future engineering, plant manager, lab manager and sales development to target a short list of future Bulk Market clients.

We plan to sell from startup with a Bulk Liquid Juice Additive sold to a Major Juice Label. For these first 6 months of operation, we will test market and supply samples of the new Freeze Dried Product to prospective client.

We will limit to under 10 the short list of client companies approached. Though the final list will be short, we will market the Freeze Dried Product internationally, targeting California, Japan and Europe with the idea toward exporting the technology and future Product Lines in a Multi Expansion Approach.

We expect to be profitable within 3 months of start up and within a year establish a Fixed Product Line and Production and Revenue Numbers that can be used to predict future plant and product line expansions.

At the time of this filing, we have had verbal contact with several clients who could purchase 20% or more of our plant production. We are assured of interest in the market, but to date have signed no major contracts.

A nutritional supplement market for freeze dried barley grass is rapidly emerging because of increased interest into the benefits of Fresh Barley Grass, as a Freeze Dried Product for reconstituting in water or a Liquid Barley Product for a bulk liquid juice or juice additive.

Both products are gaining market acceptance for their high complex mix of digestive enzymes found in young, first growth, single stalk Barley Grass. As a nutriceutical, Barley Grass is a prescribed supplement for people recovering from surgery or illness.

An auxiliary freeze drying system would use the same racking and tray system as the Barley Production Platform. In full production the total system would produce 800 to 1000 pounds per day of 'Freeze Dried Barley Grass'. This product currently retails at $30 plus per pound. Wholesale income would top $600,000 plus per year from one Production Platform.

It should be noted that Wirewing Inc. plans to purchase freeze drying equipment to demonstrate this particular market segment.

### 3 e. Orders

Wirewing Inc. has no standing orders for equipment sales on its books. Over the past 3 years we've had many preliminary discussions with potential end users which generated high interest in seeing a Pilot Plant in operation.

This current emphasis on Barley as a Nutriceutical Product has only been a recent development. We've done some market research and have a short list of potential Bulk Users that would be open to Contract Supply talks.

**3 f. Employees**

The core of the Design and Development team will include the four (4) named shareholders and Directors :

Robert L. Cole as Development Coordinator
Douglas Lloyd as Design and Specifications Coordinator
Desmond Morley as Contract Coordinator
and Jan Cloetta as Business Administrator

At the Site Office (not yet selected) a team (to be hired) of Assistants will coordinate the delivery and supervise the installation of the Plant and Process Lines.

This above team, during the first 18 months of operation, will fluctuate between 7 and 9 personnel. We don't foresee signing any Collective Bargaining Agreements with any of these personnel. Each member of this Development Team will be compensated through an Employment Contract based on an estimated time involvement. Proper 'fair market' compensation packages will be negotiated at the Start of Development.

During the 18 month time frame, or until Wirewing Inc. makes a decision on IPO expansion or sale of assets, contracts for services will be formulated to include appropriate Non Disclosure documentation.

It should be noted that the structure of the project is such that the Development Team will be small (under 10 people); but, the number of scientific and engineering personnel indirectly involved may top 100. These people will be mostly the salaried personnel from the major sub contractors. Some will be the contracted independent specialists involved in specific module development or assembly.

Because all the design work will be coordinated in house, Wirewing Inc. does not expect to be faced with any direct labor problems. Should one or more of the sub contractors have such problems, Wirewing Inc. will make every effort to schedule alternative contractors.

**3 g. Properties**

Wirewings main properties are the Intellectual Property rights that Wirewing Inc. maintains on its main U.S. Patent No. 6,578,319, related drawings and specification documents in its possession.

Wirewing Inc. currently has no fixed properties or leases. Most of the work accomplished on this project over the past several years has been done in the offices of both Robert Cole and Douglas Lloyd. A laboratory testing facility, owned and operated by Robert Cole, has served as the temporary operational headquarters for the new company.

Wirewing Inc. may initially lease a temporary shop and testing facility in either the U.S. or Canada during this design / build phase; or, Wirewing Inc. may purchase or lease a suitable commercial property located in upper New York State, depending on the advantages of maintaining such a facility.

**3 h. Intellectual Property and R&D**

Wirewings primary operations depend upon its patent, trade secrets and know-how. A summary of this property is established in the initial U.S. Patent No. 6,578,319 issued in June, 2003. This Barley Grass Production Platform was patented with trade secrets and know-how of Management members, including the trade secrets, know-how and proprietary information gathered by Robert Cole from 25 years of experimentation and several years operational knowledge with 2 (two) previous versions of Barley Grass Production Platforms.

Wirewing Inc. will depend to a lesser degree on the know-how and patents of several of its main sub contractors in the area of lighting, water purification and air distribution. This Intellectual Property is readily available through normal product purchase channels.

The Pilot Plant is now designed to produce a new Barley Product and make the best use of Equipment already developed. By doing this we have eliminated any significant R&D investment in new Process Equipment for the initial year of operation.

Instead, in the first year the Pilot Plant will invest up to 10 % of its budget into a new Product Research Laboratory budget. The Pilot Plant will house a Food Product Data Lab, initially equipped and staffed to record production data and basic product sampling for initial Quality Control. This Laboratory will be expanded as required to support Bulk Product Sales.

There were no expenditures for R&D in the last fiscal year.

**3 i. Material Regulation**

None of Wirewings business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

The Pilot Plant will be designed to comply with local, state and federal Food Production and Processing Regulations. Wirewing foresees no restrictions or special regulations that will effect the Pilot Plant operation and Barley Grass Production.

The Pilot Plant produces a high quality, natural sprouted grain which is grown into a 12 inch tall grass. The end result is a total food with all bacteria and viral contamination eliminated from the production cycle.

This is done without the use of any chemicals or nutrients. The Pilot Plant will have no Waste Water problem and uses very little purified water in comparison to the amount of Green Barley Grass produced.

**3 j. Subsidiaries**
Wirewing Inc. plans to stand alone for the first year of operation without any subsidiaries to divert either funds or interest. Wirewing will direct all funds and interests into the Pilot Plant start up and operation.

**3 k. Mergers, Acquisitions & Stock Dividends**
Wirewing Inc. is a new start up company with no mergers or acquisitions. Until the time of this offering Wirewing Inc.'s efforts have remained developmental in nature. Wirewing Inc. has not paid salaries or made any purchases. The Directors and Beneficial Owners have provided time, money and expertise to bring together the development package as it exists today.

Wirewing Inc. plans to retire the last several years operating expenses, identified as short term debt ($93,488), from the proceeds of this offering. Wirewing Inc. has not undergone a stock split, stock dividend or recapitalizations in anticipation of this offering.

**4 a. Profitability Milestones**
**(1) Completion of Specification Package** - the main package of information required for the initial Bid Package for each of the major modules will be written by the design team in order that the Pilot Plant sub manufacturing contracts can be finalized. Though these packages are subject to design changes, initial contract selection will take place before September 1st, 2006.

**(2) Manufacturing Drawing Package** - this set of working drawings for the General Assembly of the Pilot Plant would be completed within 150 days of the project start date. As these drawing and related sketches are finalized, with the input from separate modular manufacturers, these drawing will be transcribed into CAD format and developed over the design / build phase for final manufacturing presentation during the product testing phase in 9 months.

**(3) Module Test Beds** - in order that Wirewing Inc. is able to perfect its design of the crucial modular systems such as the water purification, germination, racking, lighting, air handling and irrigation systems, Wirewing Inc. plans to operate these systems as the Pilot Plant and make design changes based on operation before any Equipment Production is planned.

Though none of these systems are considered pure research requiring investigation of unknowns, the design team will need test bed data to determine ideal physical sizing, power requirements and operation data for control programming. These tests should provide the necessary data for final module production.

**(4) Sub Contracting** - there are 6 (six) major modules which will be built by a series of specialty manufacturers. Wirewing Inc. will endeavor to finalize the design of each major module in a closely followed schedule with the end manufacturer. In all cases the sub contracts will be issued expeditiously, leaving a wide window for a favorable delivery.
Wirewing Inc. has scheduled final delivery for most modules to take place between the 6th and 8th month.

**(5) Final Assembly** - for the full Pilot Plant, the final assembly will be done on site. The facility will be assembled with a concentration the Barley Production Platform being completed first. The Processing Room with the Liquefaction line will be done in parallel so that that Pilot Plant can start normal production of a regular product as quickly as possible.

The Freeze Drying Process and Analysis Lab will be phased into production during the first 6 months of regular operation.

**(6) Testing and Trial Operation** - this final stage will complete the collection of data necessary for Wirewing Inc. to predict operating and maintenance costs of various sub assemblies. This final step will allow Wirewing Inc. to plan for marketing, production and profitability. Wirewing Inc. will be able to turn this corner within a year of funding.

**4 b. Consequences of Scheduling Delays** - the probable consequences to Wirewing Inc. of delays in achieving each of the events or milestones within the above time schedule are reduced to a minimum because of the many alternatives and options Wirewing Inc. has included in its plan. Should delays adversely upset the scheduling, Wirewing Inc.'s liquidity should not be effected because of the detailed estimating which has already gone into the planning of this project. Wirewing Inc. will also maintain budget and schedule control by controlling and isolating cost by using modular component design.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

## OFFERING PRICE FACTORS

The securities offered are common stock. The following factors may be relevant to the price at which the securities are being offered.

**5. Net, after-tax earnings for the last fiscal year**
Total $ 0.00 ($ 0.00 per share)

**6. Profits**
Wirewing Inc. showed no profits last year.

**7 a. Net tangible book value**
The total assets minus total liabilities - exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items are:
$0.00 ($ 0.00 per share)

The net tangible book value per share is substantially less than the offering price per share. The reasons for the variation are in the nature of the expenditures proposed by the management of Wirewing. Wirewing is essentially a start up company with a substantial intellectual property package in place. Wirewing plans to apply the monies raised in this offering to purchase and assemble production equipment for a Nutriceutical Pilot Plant; and, for the Production and Sale of the Nutriceuticals produced by the Plant.

Wirewing will also develop the intellectual property package that was originally the Barley Grass Production - Portable Platform and is now demonstrated within the Pilot Plant. Future manufacturing and distribution agreements for this mass produced Industrial Process will be developed.

**7 b. Securities Sold or Issued**
Wirewing Inc. has not sold securities during the last 12 months.

**8 a. Percentage of Share Offering**
The Investors will have 25% of the outstanding shares of this offering.

If the maximum is sold: 25 % 720,000 shares

If the minimum is sold: 12.5 % - 360,000 shares

**8 b. Post-offering Value**

The post offering value the management is implicitly attributing to the entire Company by establishing the price per security set forth on the cover page is;

If the maximum is sold: $14,400,000 *
If the minimum is sold: $12,600,000 *

* These values assume that Wirewing Inc.'s capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation.

There is no type or amount of convertible or other securities. These values also assume no increase in cash in Wirewing Inc. by any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations.

Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of Wirewing Inc.'s development.

## USE OF PROCEEDS

**9 a. Use of Proceeds**

| | Maximum | Minimum |
|---|---|---|
| **Offering Proceeds** | **$ 3,600,000** | **$ 1,800,000** |
| **Offering Expenses** | 25,000 | 25,000 |
| **Transfer Agent Fees** (fixed fees - 1 year) | 15,000 | 15,000 |
| **Legal & Accounting** | 20,000 | 20,000 |
| **Copying & Advertising** | 15,000 | 15,000 |
| **Other expenses** (including travel / 2006 ) | 10,000 | 10,000 |
| **Net Proceeds** | **3,515,000** | **1,715,000** |
| **Use of Proceeds** (12 months) | | |
| **Debt Repayment** | 93,488 | 93,488 |
| **Salaries for Design Services - Past** | 85,000 | 85,000 |
| **Barley Production Plant** | 625,000 | 375,000 |
| **Freeze Drying Process** | 465,000 | --- |
| **Processing + Liquid Handling** | 160,000 | 120,000 |
| **Nitrogen Separation Plant** | 715,000 | --- |
| **Production Engineering** | 325,000 | 190,000 |
| **Assembly + Start up** | 295,000 | 145,000 |
| **General Administration + Marketing** | 276,000 | 125,000 |
| **IPO / 2nd year Reserve Fund** | 250,000 | 200,000 |
| **Total Use of Net Proceeds** | **$ 3,289,488** | **$1,333,488** |

**9 b. Minimum Proceeds**

The minimum proceeds are sufficient to complete the engineering, basic building, Barley Production Plant and equip the Processing Room with the ability to Liquify and Liquid Store. The minimum proceeds are not sufficient the Build the Freeze Drying Processor and therefore the Plant Production is limited a Liquified Product. Excluding the development of a freeze dry product would eliminate a profitable market in the nutriceutical product sector.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, management fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment would be adequate for the future development and operation of Wirewings Nutriceutical Pilot Plant.

**10 a. Other Funding Sources**

At present, no other funding sources are being used in conjunction with the proceeds from this offering. Wirewing Inc. has and will consider using other sources of funds, as available in the normal course of business, to increase Wirewing Inc. cash balance prior to an IPO or licensed sale of assets foreseen in 2008.

**10 b. Proceeds Used to Discharge Indebtedness**

A small amount of the proceeds are to be used to discharge indebtedness. These funds, including interest rates, were incurred within the current fiscal year :

1. $28,080 (U.S.) business loan from the Canadian Imperial Bank of Commerce (CIBC), Montreal. The proceeds of this loan were used for operating expenses and guaranteed by Mr., Jan Cloetta. This loan was issued February 2003.
2. $65,408 (U.S.) operating funds from Mr. Jan Cloetta, Montreal. These monies were also used to pay operating expenses for project development over the past 3 fiscal years.

The proceeds from both these loans were used to form and organize Wirewing Inc., register and prepare the web site, secure the issuance of U.S. Patent No. 6,578,319, prepare the financial, budgets and associated contracts; and, prepare for this IPO offering.

**10 c. Proceeds Used to Acquire Assets**

No material amount of proceeds will be used to acquire assets other then in the ordinary course of business or as outlined in this document.

**10 d. Proceeds Used for Reimbursement**

Proceeds will also be used to reimburse Robert L Cole ($65,000) and Douglas Lloyd ($20,000) for design and development services already rendered over the past two (2) years.

**11. Liquidity Problems**

Wirewing Inc. has had a minimal cash flow since its inception. We have had a liquidity problem that we've been able to tolerate while structuring this Offering to better appeal to the Biotech and Nutriceutical Venture market.

Wirewing is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Wirewing Inc. to make payments. Wirewings trade payables have been paid within stated trade terms. Wirewing is not subject to any unsatisfied judgments, liens or settlement obligations and any amounts thereof.

**12. Cash Requirements**

Proceeds from this offering will satisfy Wirewings cash requirements for the next 18 months, and it will not be necessary to raise additional funds to accomplish the goals and Use of Proceeds as stated. It should be noted that Management has extensive depth of experience in industrial estimation of production equipment manufacturing and feels that Use of Proceeds is accurate to plus or minus 10%.

## CAPITALIZATION

**13. Capitalization**

The capitalization of Wirewing Inc., as of the most recent balance sheet is adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing. It is also adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

**Amount of Shares Outstanding :**

10 shares - as of March 31st, 2006

As Adjusted : 2,520,000 Shares Minimum - 2,880,000 Shares Maximum

**Debt :**

Short-term debt (average interest rate 10%) - $ 93,488

Long-term debt - $ 0.00

Total debt - $93,488

**Stock :**

Stockholders equity (deficit) : $1.00

Preferred stock - none

Common stock (stated value) $ 14,400,000

**Capital :**

Additional paid in capital $ 3,600,000

Retained earnings (deficit) $ 0.00

Total stockholders equity (deficit) $ 1.00

Total Capitalization $ 1.00

Number of common shares authorized (overall) : 2,880,000 shares

Stated value per share (before filing) : $0.001

## DESCRIPTION OF SECURITIES

**14.** The securities being offered hereby are Common Stock.

**15.** These securities have:

**(1)** Cumulative voting rights.

**(2)** No other special voting rights.

**(3)** No preemptive rights to purchase in new issues of shares.

**(4)** No preference as to dividends or interest.

**(5)** No preference upon liquidation.

**(6)** No other special rights or preferences.

**16.** These securities are not convertible.

**17 a.** These securities are not notes or other types of debt securities.

**(1)** There is no interest rate.

**(2)** There is the no maturity date.

**(3)** There is no mandatory sinking fund.

**(4)** There is no trust indenture.

**(5)** The securities are not callable or subject to redemption.

**(6)** The securities are not collateralized by real or personal property.

**(7)** These securities are not subordinated in right of payment of interest or principal.

No outstanding indebtedness of Wirewing Inc. is senior to the securities in right of payment of interest or principal.

There are no indebtedness shares in right of payment on an equivalent (pari passu) basis.

**17 b.** No notes or other types of debt securities are being offered. Wirewing Inc. had no earnings during its last fiscal year.

Last Fiscal Year : 2005 - year end, March 31st, 2006

Actual Pro Forma - No earnings.

Fixed Charges = $93,488

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Wirewing Inc.'s liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements attached and especially the Pro forma Cash Flow Statement.

**18.** The securities being offered are Common Stock.

**19.** Securities are not capital stock.

**20.** Current amount of assets available for payment of dividends if deficit must be first made up: $ 93,488

## PLAN OF DISTRIBUTION

**21.** There is no contracted selling agent for this offering. Wirewing Inc. management has prepared this document and plans to issue press releases to selected agricultural industry publications and venture capital listing services. Wirewing Inc. hopes to sell its securities to individuals and venture capitalists with the knowledge that a ramp up to a full IPO will take place in a 12 to 18 month time frame.

**22.** Wirewing Inc. hasn't established a compensation or indemnity with any selling agent or finder for this Offering. Wirewing Inc. will pay for internet listing services for this offering and conduct a mail out of press releases and documentation to interested parties from an internal mailing list.

**23.** Wirewing Inc. management will answer all questions pertaining to the Use of Proceeds and scheduling matters. Information and communication will be carried on Wirewing Inc. web site.

Wirewing Inc. has no plans for any sales or finders fees, except those for listing fees, to be employed for this offering.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Wirewing Inc., a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

**24.** As stated, sales of this Offering are being made directly by Management. For further information contact :

Mr. Robert L Cole
4533 Draper Ave., Montreal, Quebec, Canada, H4A 2P5
Telephone No.: (514) 999-0882
rlcole@wirewing.com

**25.** This offering is not limited to a special group, such as employees of Wirewing Inc., nor is it limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) nor is it subject to any other limitations. The certificates will bear no legend notifying holders of restrictions.

This offering is limited to 720,000 shares.

**26 a.** Escrow and Transfer Agent:

Bank of New York
1 Wall Street, 27th Floor
New York, N.Y., 10286
(212) 495-1784

**26 b.** Funds will be held in escrow and returned if minimum proceeds are not raised before September 1st, 2006

No interest will be paid on proceeds during the escrow period.

**27.** There are 'implied' restrictions on the sale of the currently outstanding shares, which are held mostly by Wirewing Inc. Management. The Management will develop an agreement with each 'employee or contractor' of services to Wirewing Inc. These Service Agreements will restrict sales of shares until after satisfactory results of commitments have been achieved.

These agreements will be in place before work starts and restrictions are expected to be lifted in stages as a full IPO package or corporate sale of assets becomes a reality.

Note: Equity investors should be aware that unless Wirewing Inc. is able to complete a further public offering; or, is able to license its technology; or, is able to sell Wirewing Inc. for cash; or, is able to merge with a public company, that their investment in Wirewing Inc. may be illiquid indefinitely.

## DIVIDENDS, DISTRIBUTION AND REDEMPTION'S

**28.** Wirewing Inc. has not, within the last five years, paid dividends, made distributions upon its stock or redeemed any securities.

## OFFICERS AND KEY PERSONNEL OF Wirewing Inc.

**29. Chief Executive Officer & Chief Operating Officer:**
Robert L. Cole Age: 57
Home / Office Street Address: 4533 Draper Ave., Montreal, Quebec, H4A 2P5
Home Telephone No.: (514) 489-9692 - Office Telephone No.: (514) 999-0882

Mr. Cole is an experienced Chief Technology Officer with a formal mechanical engineering background. Having studied at Memorial University of Newfoundland in the late 60's and early 70's, he spent several work terms employed as an assistant to the Project Manager at the Churchill Falls Power Generation site for Bechtel Engineering of San Francisco. Mr. Cole spent the 70's in a series of ever more challenging positions with industry mentors from Montreal,

Ottawa, Vancouver and Los Angeles. Starting with contract positions as Designer in mechanical equipment design, Mr. Cole was then trained as Proposal and Contract Manager with Combustion Engineering before becoming a North American Design and Sales Engineer for a series of industrial manufacturers.

In the 90's, Mr. Cole contracted his extensive experience in machine design, material estimation, proposal preparation, purchasing and financial spreadsheet preparation to a variety of industrial clients. Mr. Cole's work experience has been concentrated in the fields of energy applications and controlled environmental products and processes.

Mr. Cole is the Founder and Director of Wirewing Inc. and over the past year has been involved full time in its corporate development.

**30. Chief Operating Officer :**
Mr. Robert Cole (same as above)

**31. Chief Financial Officer :**
Mr. Jan Cloetta Age 67
Home / Office Street Address: 25 Claremont Ave., Pointe Claire, Quebec, Canada, H9S 5C6
Telephone No.: (613) 693-5379

Mr. Cloetta was born and educated in Switzerland and received the later portion of his education in the late 50's and early 60's at the London School of Economics, London, U.K. After graduation, he emigrated to Canada and worked in the Mutual Fund industry for 10 years as a General Sales Manager.

In the early 70's Mr. Cloetta served as a Portfolio Manager for the Swiss Bank Corporation (now UBS). In the early 1980's Mr. Cloetta started his own oil and gas exploration company in Alberta, Canada and then in 1984 he started Centaria Marketing International Ltd.
For the past 15 years, as President of Centaria Marketing has been involved in R&D projects for a variety of consumer and industrial product applications.

Mr. Cloetta is also a Director of Wirewing Inc.

Mr. Cloetta will spend part time on Wirewing matters after funding.

**32. Other Key Personnel,**
The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of Wirewing Inc., whether as employees, independent contractors, consultants or otherwise.

**Senior Designer :**
Mr. Douglas Lloyd Age: 74
Home / Office Street Address: 158 Hillcrest Ave., Lachine, Quebec, Canada, H8R 1J4
Telephone No.: (514) 482-2890

Trained the Mechanical Engineering Apprenticeship program with Thermotank Ltd., Glasgow and London, U.K. in the early 50's. Thermotank Ltd. specialized in industrial H.V.A.C. for marine and land applications (ships, breweries, etc.).

Mr. Lloyd moved to North America in the late 1950's to work with Thermotank for two (2) years at the General Motors Plant in Detroit, Michigan. (12 Mile and Mound)

Mr. Lloyd moved to Montreal in the early 70's and served as Sales Manager / Engineer for Canada Fans Ltd. In the early 1980's, Mr. Lloyd operated his own design and manufacturing firm as a Sales Agent and Manufacturing Licensee for industrial air handling products (fans, custom air handling).

Over a 13 year period in the 80's and 90's, Mr. Lloyd has taught at the Building Systems Technology Department, Vanier College, St. Laurent, Montreal.
Subjects: Ventilation 1 & 2, Heating 1 & 2, Estimation and Drafting.

Mr. Lloyd may serve as a Director of Wirewing Inc. during the Production Prototype stage.

Mr. Lloyd will spend full time on Company matters after this offering is funded.

**V.P. Corporate Development :**
Mr. Desmond Morley Age 65
Home / Office Address: 118 Broadway Street, Woodstock, N.B., Canada, E7M 1C1
Office Telephone No. (506) 325-0115

Mr. Morley was born and educated in Manchester, England. From 1958 to 1967 he was involved in all aspects of his family owned business - Morley Carpets Ltd.

MR. Morley emigrated to Canada in 1967 and worked as a manager for several manufacturers in Montreal. In 1973 Mr. Morley enrolled at Concordia University and received an Honors B.A. (Political Science). In 1975 Mr. Morley enrolled at McGill University, Montreal and graduated (LL.B.) in 1979.

In the early 1980's, Mr. Morley moved to New Brunswick and practiced law with MacLean Chase McNichol & Blair. Currently residing in Woodstock, New Brunswick, Mr. Morley has been involved in agricultural negotiations, serving as a General Manager with the New Brunswick Potato Marketing Board and participating in annual negotiations of collective supply contracts with McCain Foods.

From 1984 to this year Mr. Morley has served as a member of the Federation of New Brunswick University Faculty Associations as Executive Director responsible for liaison with government and government agencies, while running his own private law practice.

Mr. Morley is also a Director of Wirewing Inc.

Mr. Morley will spend part time on Company matters after funding, with increased involvement in the 3rd and 4th quarters of the 1st operating year.

## DIRECTORS OF WIREWING INC.

**33.** Number of Directors: Three (3). Directors are to be elected annually.

**34.** There are no other Directors outside those mentioned above. The Board of Directors will be expanded to five (5) at the start up of the Nutriceutical Pilot Plant and then to seven (7) when Wirewing Inc. contemplates options. (full IPO, licensing or company sale)

**35 a.** Robert Cole worked for two (2) other start up companies in the same business line; the development and manufacturing of a Barley Grass Production Machine. In 1976, Mr. Cole was involved as a Sales Engineer for a machine that produced 250 pounds of Barley Grass per day. Forty (40) units were sold but only ten (10) delivered. The machine, made by S.A.S. of Toronto, suffered a multitude of operating and maintenance problems leading to closure of Wirewing Inc. within a year. In 1986, Mr. Cole was hired as the Design Engineer for Canadian Livegrass Inc. With a design / build team, management invested in a small manufacturing plant outside of Vancouver, B.C. Canadian Livegrass produced a Barley Grass Production Platform similar in concept to the technology being currently proposed. Mr. Cole worked for Wirewing Inc. under a contract which included salary and a share package. These units received very positive press reviews before closing its doors for restructuring in early 1987. Another attempt at funding was tried under the name Nufeed Technologies Ltd. between 1999 and 2001. Funding was not realized and and no equipment was manufactured.

**35 b.** There were no Patents issued on the Canadian Livegrass Platforms. Robert Cole signed and worked under a Non Disclosure Agreement tied into a Share Agreement. The later was never fulfilled. To the best of Mr. Cole's knowledge, a new company bought out the original investors, shelved the Livegrass technical developments and issued stock in a similar company on the then Vancouver Stock Exchange. This new company offered old technology and traded for several years before being delisted in the early 90's. Again, the main reason for Wirewing Inc. failure: poor equipment which couldn't perform.

No claims by the prior employers (SAS, Canadian Livegrass, etc.) for conversion or theft of trade secrets, know-how or other proprietary information, have been or are expected to be made.

**35 c.** Wirewing Inc. has never conducted operations and is otherwise in the development stage. Mr. Cole has built a career managing other companies in the startup or development stage. For a sample list of these companies see the resume details in No. 29 above.

**35 d.** All Wirewing Inc.'s key personnel are consultants or independent contractors. Wirewing Inc. will engage their services through a series of Service Contracts which take advantage of their specific expertise. These contracts are mostly management in nature and cover the 1st year of operation with the stated goal of producing an engineering package and showing the technology to manufacturers and distributors for negotiated agreements.

**35 e.** Wirewing Inc. will take out a key man life insurance policy on Robert L Cole. When this policy is issued the insurance proceeds will be payable to Wirewing Inc. Arrangements will also require the proceeds to be used to redeem securities and pay benefits to the estate of the insured.

**36.** No petition under the Bankruptcy Act or any State insolvency law was filed by or against Wirewing Inc. or any of its Officers, Directors or other key personnel; and, no receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons; and, no partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of Wirewing Inc.'s Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

## PRINCIPAL STOCKHOLDERS

**37 & 38.** Principal owners of Wirewing Inc. are:

**1. Robert L. Cole**
Office Street Address : 4533 Draper Ave., Montreal, Quebec, H4A 2P5
Telephone No. (514) 489-9692
Principal occupation : Project Developer

Class of Shares : Common
Average Price Per Share : 0.001 Dollars
No. of Shares Now Held : 10 shares - 0.0001% of Total
No. of Shares After Offering if All Securities Sold : 1,670,400 shares - 58% of Total

Consideration: Investment of time and monies over the past several years to bring the Barley Grass Platform Project to this Offering in its current form.

For past Know how (25 years of related product design history) and current Development work with the Design and Legal advisors to design, patent, specify and financially analysis the product.

**2. Jan Cloetta**
Office Street Address : 25 Claremont Ave., Pointe Claire, Quebec, Canada, H9S 5C6
Telephone No. (514) 693-5379
Principal occupation : Business Administrator

Class of Shares : Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 201,600 shares - 7 % of Total

Consideration : Investment of money ($65,408) and financial management advise over the past several years. Financially supported the general operating expenses required to bring the Barley Grass Platform Project to this Offering stage.

**3. Desmond Morley**
Office Street Address : Ave., Woodstock, New Brunswick, Canada, E7M 1C1
Telephone No. (506) 325-0115
Principal occupation : Legal Mediator

Class of Shares : Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 144,000 shares - 5 % of Total

Consideration: Investment of time and legal advise over the past several years. Advised and supported the general operating goals for the Barley Grass Platform Project and will provide the legal coordination skills in future contract negotiations.

**4. Douglas Lloyd**
Office/Home Address: 158 Hillcrest Ave., Lachine, Quebec, Canada, H9R 1J4
Telephone No. (514) 482-2890
Principal occupation: Industrial Designer

Class of Shares: Common
Average Price Per Share : 0.001 Dollars
No of Shares Now Held : 0 shares - 0 % of Total
No. of Shares After Offering if All Securities Sold : 144,000 shares - 5 % of Total

Consideration: Investment of time and monies over the past several years to bring the Barley

Grass Platform Project to this Offering in its current form. For past Know how (25 years - air handling design specialist) and current Development work (design and development of working drawings) with the Design and Legal advisors to design and specify the Production Prototype product package.

NOTE No shares are held by family members, through corporations or partnerships, or otherwise.

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

**39 a.** None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

**39 b.** Wirewing Inc. has made no loans to; or, is doing no business with, any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years; and, doesn't propose to do so within the future. (This includes sales or lease of goods, property or services to or from Wirewing Inc., employment or stock purchase contracts, etc.)

**39 c.** Wirewing Inc. Officers, Robert Cole and Jan Cloetta have guaranteed and cosigned a bank loan for $28,000 to be retired from the proceeds of this offering. These funds were borrowed to pay for a portion of the operating expenses incurred over the past year to bring this Offering to its current state.

**40 a.** There has been no remuneration by Wirewing Inc. to any of the Officers, Directors and key personnel in the last fiscal year.

**40 b.** Remuneration has been unpaid in prior years . Wirewing Inc. hasn't paid the salaries of Robert Cole and Douglas Lloyd over the past 2 years. These salaries have been estimated at $200,000 and have been paid in shares during this first stage.

**40 c.** Wirewing Inc. plans for employment contract agreements between Wirewing Inc. and key members of the development team.

**41 a.** There are no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights.

**41 b.** There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

**41 c.** Future stock purchase agreements, stock options, warrants or rights will be approved by shareholders for expansion into a full IPO. Beyond the current offering, details of any future stock sale agreements will be approved by the shareholders.

**42.** The business is highly dependent on the services of certain key personnel. Wirewing Inc. will ask each Director, Officer and other share and/or contract holders to sign an appropriate Non Disclosure Agreement to protect the Intellectual Property package from circumvention.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of Wirewing Inc.'s development.

**LITIGATION**

**43.** Wirewing Inc. has no past, pending or threatened litigation or administrative action which has had or may have a material effect upon Wirewing Inc.'s business, financial condition, or operations, including any litigation or action involving Wirewing Inc.'s Officers, Directors or other key personnel.

**FEDERAL TAX ASPECTS**

**44.** Wirewing Inc. is formed under the General Corporation Law of Delaware. The name and address of the incorporator is:

Mr. Matthew D. Minotti
2979 Barley Mill Road
Yorklyn, DE 19736

Wirewing Inc. is not an S corporation. This offering claims no significant tax benefits available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance.

**MISCELLANEOUS FACTORS**

**45.** There are several favorable material factors that could affect Wirewing Inc. and its business.

This is a new look at an old process. What we've built is a new Barley Production Process that works, using existing technology. A machine that can produce 2,000 lbs. of Fresh Barley Grass each and every day.

Instead of relying on the machine as the main revenue generator, management decided instead to produce valuable new products in the in the Food, Feed and Nutriceutical Markets. A Pilot Plant can produce 12,000 lbs per day of Fresh Barley Grass that is processed into both a Liquid Product and a Freeze Dried Nutriceutical.

By placing the emphasis on new Nutriceutical Product, the short term financial risk is secured by 1st year Production Income.

Over the past several years, informal discussions have taken place between the design team and a cross section of specialty manufacturers, agricultural equipment distributors and agribusiness clients. These private conversations with a cross section of the agriculture industry has shown a high level of understanding with the approach Wirewing Inc. plans to take in modular development and the use of top manufacturing specialists.

Enthusiasm for a tour of a high performance, low maintenance 'Nutriceutical Pilot Plant' is very high among potential end users of both the Barley Production Platform and the Barley Grass Product. We've talked to nutriceutical and health food suppliers for for a brief look at supply line for Barley Products. We've also continued to talk with large horse stables, feed lot farmers and milk producer.

From all our informal discussions, we've found a high level of knowledge and interest in this new Agricultural Process and the wide range of Specialty Products that such a process can produce. Preliminary contract discussions will now center on Produce Sales instead of Machinery Sales.

We've delayed this development and totally revised our first SEC Form 1A to reflect our new approach - the development of The Nutriceutical Pilot Plant and to produce Bulk Barley Nutriceutical Sales.

There is interest from Industrial Equipment Leasers to provide funding for quick expansion needed to meet any immediate Market Demand.

Wirewing Inc.'s plans to operate and Demonstrate the Pilot Plant in preparation for a planned IPO offering in 12 to 18 months. While Wirewing Inc. builds and tests the Pilot Plant, the sales of Nutriceutical Product will supply steady revenues, allowing management to carefully explore Industrial Equipment Production in a structured, unrestricted manor.

For Management this emphasis on Barley Product instead of future equipment sales makes the development less of Risk and produces, we feel, a more solid venture, based on a variety of revenue options and a wider cross section of development avenues.

## FINANCIAL STATEMENTS

**46.** The following financial statements are attached as part of the offering statement and included with the offering circular distributed to investors.

These financial statements were prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

For the purpose of this Offering, these statements are prepared by the Management and are unaudited.

**1. Balance Sheet** — attached to this Offering Statement. The Balance Sheet covers the last fiscal year of operation, ending March 31st, 2006.

**2. Income Statement** — attached to this Offering Statement. The Income Statement covers the first fiscal year of operation, ending March 31st, 2006.

The Income Statement is not accompanied by any statements from management. Both Income Statement and Balance Sheet show only operating expenses incurred to bring Wirewing Inc. to its current status. This is a fair statement of results for the interim period.

**3. Financial Statements of Businesses to be Acquired** — Wirewing Inc. is a newly formed Delaware Corporation, positioned by management to complete the development of the Nutriceutical Pilot Plant and market its resulting Nutriceutical Barley Products.

When the Pilot Plant shifts from Development to Production a new Corporate and Product Branding will be designed to better represent this product offering.

The Pilot Plant may be totally repackaged and split corporately from Wirewing Inc. for a new IPO offering .

Wirewing Inc. may acquire the assets of Wirewing (Canada) Inc. from its principal Mr. Robert L. Cole, at a later date. Currently, Wirewing (Canada) Inc. sells from an Inventory of Scientific Test Equipment, both Vintage Surplus and New Digital 'Non Destructive Testing' Equipment.

None of the Proceeds from this Offering are to be used for the operations of Wirewing (Canada).

**4. Pro Forma Financial Information** — Pro Forma Cash Flow Statements have been prepared by Management for internal use. These are not attached to this Offering Statement.

A Pro forma Cash Flow is not required under these regulations, because no major transactions have taken place.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

**47.** Wirewing Inc.'s financial statements show losses from operations because Wirewing Inc. is essentially in an organizational phase. The Pro Forma Cash Flow is based on Nutriceutical Barley Grass Product Sales for the purpose of this Offering.

**48. Industry Trends and Economics**

**Nutriceuticals**

Major change has been taking place in the Nutriceutical Supply of Freeze Dried Green Product over the last several years. Because of the resent findings that standard Freeze Drying Methods destroy much of the valuable enzymes in fresh grasses, the industry is being pushed toward delivering a product that contains a full spectrum of the beneficial enzymes.

Many of the established Freeze Dried Barley, Nutriceutical Suppliers have removed labeling from their current product that makes any Content claim for Enzymes.

The Nutriceutical Market has traditionally had a strong revenue stream from a variety of so called 'Green Powder' Supplements. This same market is now looking for a product that can deliver on content. A conveniently packaged product that retains its enzyme values over a predictable shelf life.

Management feels that these Industry Trends will favorably effect our future business in both a Bulk Nutriceutical Products and development of advanced Food Production Systems.

**Barley Grass Production Platform**

Over the past 10 years the Farming Industry has been rocked by issues of disease and feed problems. For many years both farmers and consumers have accepted the use of antibiotics in feed but attitudes and markets are changing.

There is an Industry Trend toward 'grain feed' meat, organic eggs and natural products in general. New diseases such as Mad Cow and Avian Flu are making Feed Professionals look toward alternatives.

The Barley Grass Production Platform offers such a solution.

The Management of Wirewing Inc. expects the Global AgriBusiness Market to follow with interest the Demonstration of an effective and affordable Supplementary Feed Machines.

Wirewing Inc. plans to develop an order book for the first 100 Platforms within 18 months. This time frame will support a production run in the second year of operation.

**49. Gross Margins**

**Barley Grass**

Wirewing Inc. hasn't had any sales to date during its last fiscal year and has as yet to produce net cost figures. Because there is no exact equivalent product to the high grade of Freeze Dried Barley produced by the Pilot Plant, our numbers are based on Retail and Internet prices for same quantities of the best Air Dried Barley Grass.

Nutriceutical Pilot Plant

12,000 lbs. of Fresh Barley Grass per day - 6,000 lbs. of Fresh Green Leaf produces :

1,000 lbs. per Day of Freeze Dried Barley Powder.

$50.00 per lb - $50,000 per day - maximum operating costs $6,000.00 per day.

These figures produce Gross Margins of 80 % and higher.

**Barley Grass Platform Machinery**

Based on estimates for the modular production of a Production Prototype, Management has make the following projections:

| | | | | | |
|---|---|---|---|---|---|
| 100 units - per unit : | net sales | - | $250,000 | = | $ 25,000,000 |
| | net cost | - | $220,000 | = | $ 22,000,000 |
| | gross margin | - | $30,000 | = | $ 3,000,000 |

These production estimates are based on shop drawings and equipment specification data.

**50. Foreign Sales**

The Pilot Plant Production is aimed at the Northeastern U.S. Food and Nutriceutical Market.

Management feels that there will be no Foreign Sales generated during either the first or second fiscal years of operation.

No Government sales are expected either.

**Part F/S**
**Financial Statements**

**BALANCE SHEET**

| **ASSETS** | **2005** | |
|---|---|---|
| ***Current Assets*** | | |
| Cash | 3,400 | |
| Investments | 93,488 | |
| Accounts Receivable | 0 | |
| Notes Receivable | 0 | |
| Inventory | 0 | |
| Other Current Assets | 0 | |
| **Total Current Assets** | **96,888** | |
| | | |
| ***Non Current Assets*** | | |
| Land | 0 | |
| Buildings + Improvements | 0 | |
| Machinery & Equipment | 0 | |
| Office Equipment - Furniture | | 0 |
| Automobiles + Repairs and Fuel | 0 | |
| Less Accumulated Depreciation | 0 | |
| Patents, Trademarks and Copyrights | | |
| Less Amortization | 0 | |
| **Total Assets** | **96,888** | |
| | | |
| **LIABILITIES** | | |
| | | |
| ***Current Liabilities*** | | |
| Short Term Debt | 93,488 | |
| Accounts Payable | 0 | |
| Other Payables | 0 | |
| Accrued Liabilities | 0 | |
| **Total Current Liabilities** | 93,488 | |
| Long Term Debt | 0 | |
| **Total Liabilities** | **93,488** | |
| | | |
| ***Stockholder Equity*** | | |
| Common Stock | 0 | |
| Retained Earnings | 0 | |
| Less Dividends Payable | 0 | |
| Total Shareholder Equity | 0 | |
| | | |
| **Total Liabilities** | **68,288** | |

## INCOME STATEMENT

| | | |
|---|---|---|
| ***Revenues*** | **2003** | |
| Barley Grass Production Platform | 0 | |
| Other Products | 0 | |
| Other Services | 0 | |
| **Total Sales** | 0 | |
| ***Cost of Goods Sold*** | | |
| Material | 0 | |
| Labor | 0 | |
| Total Variable COGS | 0 | |
| Total Fixed Cost of Goods & Services | 0 | |
| **Total Cost of Goods Sold** | 0 | |
| **Gross Profits** | 0 | |
| ***Operating Expenses*** | | |
| Sales & Marketing | 11,610 | |
| Research & Development | 12,204 | |
| Travel and Entertainment | 7,204 | |
| G & A | | 37,270 |
| Office and Equipment Depreciation | 0 | |
| **Total Operating Expenses** | **68,288** | |
| **Income From Operations** | **(68,288)** | |
| Interest Income | 0 | |
| Interest Expense | 0 | |
| **Income before Taxes** | **(68,288)** | |
| Taxes on Income | 0 | |
| **Net Income After Taxes** | **(68,288)** | |

## CASH FLOW STATEMENT

| **Sources of Cash** | **2003** | |
|---|---|---|
| ***Cash from Operating Activities*** | | |
| Net Income After Taxes | (93,488) | |
| **Add items not decreasing cash** | | |
| Depreciation | 0 | |
| Increase in Accounts Payable | | 0 |
| Increase in Other Payables | 0 | |
| Increase in Accrued Liabilities | 0 | |
| **Deduct items not increasing cash** | | |
| Increase in Accounts Receivable | 0 | |
| Increase in Inventory | 0 | |
| ***Cash from Financing Activities*** | | |
| Sale of Stock | 0 | |
| Proceeds from Short Term Loans | 93,488 | |
| Proceeds from Long Term Loans | 0 | |
| ***Cash from Investing Activities*** | | |
| Sale of Investments | 0 | |
| Collection of Notes Receivable | 0 | |
| Reduction of Other Current Assets | 0 | |
| Reduction of Other Assets | 0 | |
| ***Total Operations & Financing*** | 0 | |
| ***Applications of Cash:*** | | |
| Payment of Dividends | 0 | |
| Purchases of Fixed Assets | 0 | |
| Repayment of Short Term Loans | 0 | |
| Repayment of Long Term Loans | 0 | |
| Purchase of Investments | 0 | |
| Increase in Notes Receivable | 0 | |
| Increase in Other Current Assets | 93,488 | |
| Increase in Other Assets | 0 | |
| **Increase/(Decrease) in Cash** | **(93,488)** | |
| ***Change in Cash Balance*** | | |
| Beginning Cash Balance | 0 | |
| Increase/(Decrease) in Cash | (93,488) | |
| Ending Cash Balance | (93,488) | |

## PART III — EXHIBITS

## INDEX TO EXHIBITS

**1. Underwriting Agreement** — There is no Underwriting Agreement for this Offering. An underwriting agreement is planned with a principal underwriter if Wirewing Inc. should expand into an IPO.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:17 AM 05/12/2003
FILED 07:00 AM 05/12/2003
SRV 030304437 – 3656934 FILE

**2. Charter and by-laws — The Charter and by-laws for Wirewing (Delaware) Inc.**

CERTIFICATE OF INCORPORATION
OF
WIREWING INC.

FIRST: The name of the corporation is WIREWING INC.

SECOND: The address of its registered office in the State of Delaware is 2979 Barley Mill Road, City of Yorklyn, County of New Castle, 19736. Its registered agent at such address is The Incorporators Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall have the authority to issue Ten Million shares of Common stock with par value of .001 Dollars.

FIFTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the corporation.

SIXTH: The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The name and mailing address of the incorporator is Matthew D. Minotti, 2979 Barley Mill Road, Yorklyn, DE 19736.

NINTH: The number of directors of the corporation shall be fixed from time to time by its By-Laws and may be increased or decreased.

TENTH: The Board of Directors is expressly authorized and shall have such authority as set forth in the By-Laws to the extent such authority would be valid under Delaware Law.

ELEVENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true.

May 12, 2003

BY: [signature]
Matthew D. Minotti - Incorporator

STATEMENT OF INCORPORATOR
IN LIEU OF ORGANIZATIONAL
MEETING OF

WIREWING INC.

The Certificate of Incorporation of this corporation, having been filed in the Office of the Secretary of State, the undersigned, being the sole incorporator named in said certificate, does hereby state that the following actions were taken on this day for the purpose of organizing this corporation.

1. A copy of the Certificate of Incorporation filed in the Office of the Secretary of State on May 12, 2003 and recorded in the Office of Recorder of Deeds of the County of New Castle, was appended to this statement.

2. The registered office of the corporation in the State of Delaware was fixed at 2979 Barley Mill Road, City of Yorklyn. The Incorporators Ltd. at that address is retained as registered agent.

3. By-Laws for the regulation of the affairs of the corporation were adopted by the undersigned incorporator and were ordered inserted in the minute book immediately before this instrument.

4. The Board of Directors is authorized, in its discretion, to issue the shares of the capital stock of this corporation to the full amount or number of shares authorized by the Certificate of Incorporation, in such amounts and for such consideration as from time to time shall be determined by the Board of Directors and as may be permitted by law.

5. The corporation is authorized and empowered to conduct any and all business of the corporation without a seal of the corporation as permitted by Section 2 of the By-Laws and 8 Delaware Code Section 122 (3).

6. The following persons are elected as directors to hold office until the first annual meeting of the stockholders or until a qualified successor is elected and qualified.

Robert L. Cole

I hereby resign as incorporator after executing the foregoing statement.

Dated: May 12, 2003

Incorporator

The following are appended to this statement:

Copy of Stamp Filed Certificate of Incorporation

By-Laws

CERTIFICATION

I, Matthew D. Minotti, Notary Public for the State of Delaware and County of New Castle, do hereby certify that the above and foregoing is a true and correct copy of the original Certificate of Incorporation of WIREWING INC. as received and filed in the Office of the Secretary of State, the 12th day of May in the year of our Lord, two thousand and two, at 9:00 A.M.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office this 12th day of May in the year of our Lord, two thousand and two.

Notary Public

CORPORATE BY-LAWS
OF
WIREWING INC.

OFFICES

1. The registered office of the corporation shall be in the city of Yorklyn, Delaware and the resident agent in charge thereof shall be The Incorporators Ltd. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

CORPORATE SEAL

2. The corporation may transact any and all business without the need for a corporate seal. If a seal is required by law, the corporation may use a facsimile where inscribed therein is the name of the corporation, the year of its incorporation, and the words "Corporate Seal, Delaware". In its discretion, the Board is permitted to acquire and use a true seal setting forth the information noted above.

MEETING OF STOCKHOLDERS

3. The annual meeting of stockholders for the election of directors shall be held on the day of in each year, or if that day be a legal holiday, on the next succeeding day not a legal holiday, at o'clock .M., at which meeting the stockholders shall elect by plurality vote, a Board of Directors, and may transact such other business as may come before the meeting.

4. Special meetings of the stockholders may be called at any time by the President and shall be called by the President or Secretary on the request in writing of a majority of the directors or at the request in writing of a majority of stockholders entitled to vote.

5. All meetings of the stockholders for the elections of directors shall be held at the office of the corporation in the City of Yorklyn, State of Delaware, or at such other place as may be fixed by the Board of Directors, provided that at least ten days' notice be given to the stockholders of the place so fixed. All other meetings of the stockholders shall be held at such place or places, within or without the State of Delaware, as may from time to time be fixed in the notices or waivers of notice thereof.

6. Stockholders of the corporation entitled to vote shall be such persons as are registered on the stock transfer books of the corporation as owners of stock. The Board of Directors may set a record date for annual meetings, but such record date may not be more than 45 days prior to the annual meeting.

7. A complete list of stockholders entitled to vote, arranged in alphabetical order, and showing the address of each stockholder shall be prepared by the Secretary and shall be open to the examination of any stockholder at the place of election, for ten days prior thereto, and during the whole time of the election.

8. Each stockholder entitled to one vote shall, at every meeting of the stockholders, be entitled to one vote for each share held in person or by proxy signed by the stockholder, but no proxy shall be voted on or after three years from its date, unless it provides for a longer period. Such right to vote shall be subject to the right of the Board of Directors to fix a record date for stockholders as provided by these By-Laws.

9. The holders of a majority to the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

10. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question properly brought before such meeting, unless the question is one which by express provision of the statutes of the State of Delaware or of the Certificate of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

11. Notice of all meetings shall be mailed by the Secretary to each stockholder of record entitled to vote at his last known post office address, for annual meetings fifteen days and for special meetings ten days prior thereto.

12. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

13. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of voters that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent, shall be given to those stockholders who have not consented in writing.

DIRECTORS

14. The property and business of the corporation shall be managed and controlled by the Board of Directors.

15. The directors shall hold office until the next annual election and until their successors are elected and qualified. Directors shall be elected by the stockholders, except that if there be any vacancies on the Board of Directors by reason of death, resignation, or otherwise, or if there be any newly created directorships resulting from any increase in the number of directors, such vacancies or newly created directorships may be filled for the unexpired term by a majority of the directors then in office, though less than a quorum.

POWERS OF DIRECTORS

16. The Board of Directors shall have all such powers as may be exercised by directors of a Delaware corporation, subject to the provisions of the statutes of Delaware, the Certificate of Incorporation, and the By-Laws.

MEETINGS OF DIRECTORS

17. After each annual election of directors, the newly elected directors may meet for the purpose of organization, the election of officers, and the transaction of other business, at such time and place as shall be fixed by the stockholders at the annual meeting, and, if a majority of the directors be present at such place and time, no prior notice of such meeting will be required to be given to the directors. The place and time of such meeting may also be fixed by written consent of the directors.

18. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board.

19. Special meetings of the directors may be called by the president on two days' notice in writing or on one days' notice by telegram to each director and shall be called by the president in like manner on the written request of two directors.

20. Special meetings of the directors may be held within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof.

21. A majority of the directors in office at the time of any regular or special meeting shall constitute a quorum unless the By-Laws specify a single director in which case a single director shall constitute a quorum.

22. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

23. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES

24. The Board of Directors may, by resolution, create committees from time to time, which committees shall have and may exercise all the powers and authority of the Board of Directors to manage the business and affairs of the corporation. However, the committees shall not have the power to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, amend the By-Laws of the corporation; and, unless a resolution or the Certificate of Incorporation expressly so provides, no such committee shall have the power to declare a dividend or authorize the issuance of stock.

OFFICERS OF THE CORPORATION

25. The officers of the corporation shall be a president, a secretary, a treasurer, and such other officers as may from time to time be chosen by the Board of Directors. All offices may be held by the same person.

26. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer chosen or appointed by the Board of Directors may be removed either with or without cause at any time by the affirmative vote of a majority of the whole Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the affirmative vote of a majority of the whole Board of Directors.

27. In case of the absence or disability of any officer of the corporation, or for any other reason deemed sufficient by a majority of duties to any other officer or to any director.

SECRETARY

28. The secretary shall attend all meetings of the corporation, the Board of Directors, and committees. He shall act as clerk thereof and shall record all of the proceedings of such meetings in a book kept for that purpose. He shall have custody of the corporate seal of the corporation and shall have authority to affix the seal to any instrument requiring it and when so affixed, it may be attested by his signature. He shall give proper notice of meetings of stockholders and directors and shall perform other such duties as shall be assigned to him by the president or the Board of Directors.

TREASURER

29. The treasurer shall have custody of the funds and securities of the corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

30. The treasurer shall disburse the funds of the corporation as may be ordered by the Board or the president, taking proper vouchers for such disbursements and shall render to the president and directors, whenever they may require it, an account of all his transactions as treasurer and of the financial condition of the corporation, and at the regular meeting of the Board next preceding the annual members meeting, a like report for the preceding year.

31. The treasurer shall keep an account of stock registered and transferred in such manner subject to such regulations as the Board of Directors may prescribe.

32. The treasurer shall give the corporation a bond if required by the Board of Directors in such sum and with security satisfactory to the Board of Directors for the faithful performance of the duties of his office and the restoration to the corporation, in the case of his death, resignation, or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession, belonging to the corporation. He shall perform such other duties as the Board of Directors or executive committee may from time to time prescribe or require.

PRESIDENT

33. The president shall be the chief executive officer of the corporation. He shall preside at all meetings of the stockholders and the Board of Directors, and shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

34. The president shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof sha

be expressly delegated by the Board of Directors to some other office or agent of the corporation.

STOCKS

35. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the president or secretary of the corporation, certifying the number of shares owned by him in the corporation. Certificates may be issued for partly paid shares, and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefore, and the amount paid thereon, shall be specified.

36. Any or all of the signatures on the certificates may be facsimile.

37. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming their certificate of stock to be lost, stolen or destroyed. The Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

CHECKS

38. All checks, drafts, or orders for the payment of money shall be signed by the treasurer or by such other officer or officers as the Board of directors may from time to time designate. No check shall be signed in blank.

BOOKS AND RECORDS

39. The Books, accounts, and records of the corporation, except as otherwise required by the laws of the State of Delaware, may be kept within or without the State of Delaware, at such place or places as may from time to time be designated by the By-Laws or by the resolutions of the directors.

NOTICES

40. Notice required to be given under the provisions of these By-Laws to any director, officer or stockholder, shall not be construed to mean personal notice, but may be given in writing by depositing the same in a post office or letter box, in a post-paid sealed wrapper, addressed to such stockholder, officer, or director at such address as appears on the books of the corporation, and such notice shall be deemed to be given at the time when the same shall thus be mailed. Any stockholder, officer, or director, may waive, in writing, any notice required to be given under these By-Laws, whether before or after the time stated therein.

DIVIDENDS

41. Dividends upon the capital stock of the corporation, subject to the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation.

42. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the best interest of the corporation. The directors may modify or abolish any such reserve in the manner by which it was created.

FISCAL YEAR

43. The fiscal year of the corporation shall be determined by the Board of Directors.

AMENDMENT OF BY-LAWS

44. These By-Laws may be amended, altered, repealed, or added to at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting called for that purpose, by affirmative vote of a majority of the stockholders entitled to vote, or by affirmative vote of a majority of the whole board, as the case may be.

45. Any and all disputes and controversies by and between the shareholders or the directors arising out of or with respect to the business of or affecting the affairs of the corporation, which disputes and controversies cannot be resolved under the terms of the corporate By-Laws or Certificate of Incorporation, because of a tie vote or deadlock between the directors and shareholders shall be settled by arbitration in the following manner. Each side of the dispute shall be entitled to name one arbitrator and both arbitrators so named shall together agree upon a third arbitrator, with the findings of the arbitration panel to be binding upon all parties of the dispute. Unless otherwise mutually agreed by the parties the arbitration shall take place in accordance with and subject to the provisions of the Delaware Uniform Arbitration Act, 10 Del. C. "5701 et.seq.

3. **Instruments defining the rights of security holders** — Wirewing Inc. has no current long term debt, and Wirewing Inc. plans no long term debt as associated with this Offering.

4. **Subscription agreement** — There is no subscription agreement to be used in connection with the purchase of securities in this offering.

5. **Voting trust agreement** — There are no voting trust agreements and amendments thereto.

6. **Material contracts** —

(a) There are no contracts made outside the ordinary course of business.

(b) There are no ordinary course of business contracts that need to be filed.

(c) There will be management contracts and a compensatory plan which will be filed within the first 90 days. These contacts or arrangements, if instituted, will be of "fair market value".

7. **Material foreign patents** — There are no foreign patents for which Wirewing Inc. is dependent upon for a substantial portion of its income.

8. **Plan of acquisition, reorganization, arrangement, liquidation, or succession** — None of these exist at the date of this filing.

9. **Escrow agreements** — No escrow agreement has been signed at the date of this filing. If an escrow agreement is signed in the next 90 days, Wirewing Inc. will file with the SEC.

10. **Consents** —

(a) Experts: This offering statement was prepared by Robert L Cole. No other experts were used to prepare any portion of this document. Advise, council and expert opinion was obtained from Management and independent legal and business advisors.

(b) Underwriters: This offering will be sold by Management through its authorized Transfer Agent. The authorized underwriter for these securities is Robert L Cole.

11. **Opinion re legality** — An opinion of counsel as to the legality of the securities covered by the Offering Statement will be be prepared before the final submittal.

12. **Sales Material** — Executive Summary with 3D drawing of Barley Grass Platform has been drafted. No sales material has been widely distributed. A web site is also being developed and should open within 30 days of this filing.

**13. "Test the Water" Material** — Press Release Draft has been written and should be released within 30 days of this filing.

**14. Appointment of Agent for Service of Process** — Not Required

**15. Additional exhibits** — U.S. Patent No. 6,578,319 — This document has been issued and can be accessed on line at the U.S. Patent Office.

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, on the 7th. of May, 2006.

Issued by : WIREWING INC.

Robert L. Cole
Chief Executive Officer

Jan Cloetta
Chief Financial Officer

Douglas Lloyd
Director